FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 17, 2005
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form

                        20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------

                                  EXHIBIT INDEX

Exhibit         Date            Description of Exhibit
-------         ----            ----------------------

  1             2005/06/17      IIJ Announces Expected Termination of Offering
                                in Japan and Withdrawal of Proposed Japanese
                                Listing

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.


Date:  June 17, 2005            By:     /s/ Koichi Suzuki
                                        --------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director

Exhibit 1
---------

            IIJ Announces Expected Termination of Offering in Japan and Withdrawal of Proposed Japanese Listing


    TOKYO--(BUSINESS WIRE)--June 17, 2005--Internet Initiative Japan Inc. (IIJ,
NASDAQ: IIJI) today announced that as of the closing of the subscription period for its initial public share offering in Japan today, fewer than 300 prospective new investors had submitted purchase orders. As a consequence, IIJ will not be able to fulfill the listing requirements of the Mothers market of the Tokyo Stock Exchange and will therefore be unable to satisfy the conditions to closing of this offering as set forth in the underwriting agreement relating thereto. IIJ expects to terminate this offering and withdraw its listing application early next week. IIJ will seek a domestic listing in Japan at a future date.
    Any shares sold in connection with the proposed offering have not been and will not be registered under the U.S. Securities Exchange Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.


    CONTACT: IIJ Corporate Communications
             Tel: +81-3-5259-6500
             E-mail: ir@iij.ad.jp
             url: http://www.iij.ad.jp/